UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
000-28539
(Commission File Number)

(Check one):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2010
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DRI CORPORATION

Full Name of Registrant

N/A

Former Name if Applicable

13760 Noel Road, Suite 830

Address of Principal Executive Office (Street and Number)

Dallas, Texas 75240

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
DRI Corporation (the “Company”) was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”) within the prescribed time period because (i) all information required to be included in the 2010 Form 10-K is not currently available without unreasonable effort or expense on the part of the Company and (ii) the 2010 Form 10-K and certain information to be included therein are still being reviewed by the Company. The Company expects to file the 2010 Form 10-K within the time period prescribed by Rule 12b-25(b)(2)(ii) promulgated under the Securities and Exchange Act of 1934, as amended.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kathleen B. Oher	(214)	378-8992

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                    See Attachment IV

ATTACHMENT IV
     Net Sales and Gross Profit. For 2010, sales increased $5.0 million, or 6.1%, from $82.3 million for 2009 to $87.3 million for 2010. The increase resulted from higher sales of $237,000 by our U.S. subsidiaries and higher sales of $4.8 million from our foreign subsidiaries. Our gross profit increased $872,000 or 3.5%, from $24.8 million in 2009 to $25.7 million in 2010. As a percentage of sales, gross profit was 30.1% of net sales in 2009 as compared to 29.4% in 2010. Of the $872,000 net increase in gross profit, a $384,000 increase was attributable to U.S. operations and a $488,000 increase was attributable to international operations.
     Selling, General and Administrative. Selling, general, and administrative (“SG&A”) expenses for 2010 increased $4.4 million, or 21.4%, from $20.4 million for 2009 to $24.8 million for 2010. Excluding $581,000 due to the change in foreign currency exchange rates from 2009 to 2010, SG&A expenses increased approximately $3.8 million from 2009 to 2010. Exclusive of the increase due to foreign currency exchange fluctuations, SG&A expenses have increased primarily due to: (1) increased personnel-related expenses of approximately $1.35 million resulting from an increase in personnel as well as salary and wage increases for current employees throughout 2010 and which is inclusive of incremental employee severance costs of approximately $201,000, (2) increased audit fees of approximately $275,000 resulting primarily from additional services provided by our independent auditors during the 2009 year-end financial statement audit, (3) increased travel expenses of approximately $65,000 and increased promotion and marketing expenses of approximately $224,000 as the Company continues to market and grow the business on a global basis, (4) increased public company costs of $222,000 related to increased SEC filing costs, increased board of director fees, and investor relations expenses, (5) increased consulting expenses of approximately $403,000 primarily related to consultants engaged in 2010 to assist in development of an incentive compensation plan, consulting services provided by the former managing director of Mobitec Brazil Ltda., the engagement of an investment banker, the engagement of a revenue accounting consultant and increased fees incurred for outside consultants engaged to assist management in internal control reviews for compliance with Sarbanes-Oxley requirements, (6) increased bank fees of approximately $95,000 primarily for additional fees incurred in connection with amendments and waivers to loan agreements in the last half of 2009 and in 2010 which were capitalized and amortized to expense in 2010, (7) a charge of approximately $1.0 million in 2010 to record a full valuation allowance against the value of advertising rights obtained in a barter transaction, and (8) a reduction of expenses of $242,000 in the prior year in connection with a reduction of Mobitec Brazil Ltda’s foreign tax settlement recorded to SG&A expenses in 2009.
     Research and Development. Research and development expenses for 2010 increased $60,000, or 10.9%, from $552,000 for 2009 to $612,000 for 2010. This category of expense includes internal engineering personnel and outside engineering expense for software and hardware development, sustaining product engineering, and new product development. During 2010, salaries and related costs of certain engineering personnel who were used in the development of software met the capitalization criteria of ASC Topic 985-20, “Costs of Computer Software to be Sold, Leased or Marketed.” The total amount of personnel and other expense capitalized in 2010 was $2.5 million as compared to $2.1 million for 2009. In aggregate, research and development expenditures in 2010 were $3.2 million as compared to aggregate expenditures of $2.6 million in 2009. This increase in research and development expenditures is attributable to the Company’s continued efforts to pursue technological enhancements to existing products and to develop new, technologically advanced products that will meet our customers’ needs. Product development based upon advanced technologies is one of the primary means by which management believes DRI differentiates itself from its competitors.
     Operating Income. The net change in our operating income was a decrease of $3.5 million from net operating income of $3.8 million in 2009 to net operating income of $295,000 in 2010. The decrease in operating income is due to higher sales and gross profit offset by higher SG&A expenses and higher research and development costs as previously described.
     Other Income, Foreign Currency Gain (Loss) and Interest Expense. Other income, foreign currency gain (loss), and interest expense increased $704,000 from ($1.0 million) in 2009 to ($1.7 million) in 2010 due to an increase in interest expense of $28,000, an increase in other income (loss) of $131,000, and a decrease in foreign currency gain (loss) of $807,000. The increase in other income (loss) expense is primarily due to expense recorded in 2009 to reflect the increase in value of outstanding warrants that were classified as derivative instruments under a new accounting standard that went into effect in 2009. The warrant agreement pursuant to which these warrants had been issued was amended such that the warrants were no longer classified as derivative instruments effective July 1, 2009.

     Income Tax Expense. Income tax expense was $244,000 in 2010 as compared with an income tax expense of $836,000 in 2009. Income tax expense as a percentage of income (loss) before income taxes was approximately (17.0)% and 29.7% for 2010 and 2009, respectively. Variations in the tax jurisdictions in which pre-tax income (loss) is recognized and various discrete income tax expenses or benefits that may need to be recorded from time to time can cause the effective tax rate and the income tax expense or benefit we record to vary significantly from period to period. The significant variance in the effective tax rates in 2010 and 2009 is primarily related to changes in the mix of income (loss) before income taxes between countries whose income taxes are offset by full valuation allowance and those that are not.
     Net Income (Loss) Applicable to Common Shareholders Net income (loss) applicable to common shareholders of DRI Corporation decreased $3.8 million from net income of approximately $1.5 million in 2009 to net loss of approximately $2.3 million in 2010. This decrease is due to the factors previously addressed, as well as a $234,000 increase in preferred stock dividends.

DRI CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 2011	By	/s/ Kathleen B. Oher
Kathleen B. Oher
Vice President, Chief Financial Officer, Treasurer and Secretary

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).